Momentive Specialty Chemicals Inc.
180 E Broad Street
Columbus, OH 43215
March 31, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Momentive Specialty Chemicals Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 31, 2014. This disclosure can be found on page 26 of the Annual Report on Form 10-K and is incorporated by reference herein. Momentive Specialty Chemicals Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control with Momentive Specialty Chemicals Inc., and not because of any conduct by Momentive Specialty Chemicals Inc.

Very truly yours,

Momentive Specialty Chemicals Inc.

By :	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer